                  SUBJECT TO COMPLETION, DATED APRIL 16, 1999

--------------------------------------------------------------------------------

                       PRELIMINARY PROSPECTUS SUPPLEMENT
                                       TO
                        PROSPECTUS DATED APRIL 16, 1999

--------------------------------------------------------------------------------

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                               56,000,000 SHARES
                                  COMMON STOCK
                      TRADING SYMBOL & MARKET: KEG / NYSE

    The underwriters have an option to purchase an additional 7,920,000 shares from Key to cover over-allotments.

    We plan to use the proceeds of this offering for the retirement of existing debt and working capital as well as other general corporate purposes.

                                                                    PER SHARE      TOTAL

Public offering price:...........................................  $            $
Underwriting fees:...............................................  $            $
Proceeds to Key:.................................................  $            $

THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS
   SUPPLEMENT AND BEGINNING ON PAGE 7 OF OUR PROSPECTUS DATED APRIL 16, 1999.

  Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus supplement is accurate or complete. Any representation to the contrary is illegal.

FRIEDMAN BILLINGS RAMSEY                                   DAIN RAUSCHER WESSELS
                                                   A DIVISION OF DAIN RAUSCHER
INCORPORATED

                       ----------------------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL   , 1999

                               TABLE OF CONTENTS

Key Energy Services, Inc...............................................................          3

The Offering...........................................................................          3

The Concurrent Offerings...............................................................          3

Recent Developments....................................................................          5

Risk Factors...........................................................................          6

Unaudited Pro Forma Combined Financial Statements......................................          7

Selected Financial Data................................................................         13

Use of Proceeds........................................................................         15

Capitalization.........................................................................         16

Non-Voting Common Stock................................................................         17

Underwriting...........................................................................         17

Legal Matters..........................................................................         18

                           KEY ENERGY SERVICES, INC.

    We are the world's largest onshore oil and gas well service and workover company based on the number of rigs we own and available industry data. We provide a complete range of rig-based well maintenance, workover, completion, recompletion, contract drilling and non-rig ancillary well services to major and independent oil and gas companies. Our principal operating regions in the United States include West Texas, the Gulf Coast, Oklahoma, Michigan, the Appalachian Basin, the Rocky Mountains, the Ark La Tex region, the Four Corners area and California. We also operate in Argentina and have limited operations in Ontario, Canada. In September 1998, we purchased Dawson Production Services, Inc., which was the third largest onshore oil and gas well service and workover company in the United States based on the number of rigs they owned and available industry data. We estimate that our current share of the domestic onshore well service rig fleet is approximately 37% based on the number of rigs we own and available industry data. Our operating assets consist of approximately 1,420 well service and workover rigs, 75 drilling rigs and 1,130 oilfield trucks. We believe that we have the most comprehensive array of services of any participant in the market and have differentiated ourself from our competitors by our position as a single-source provider of multiple well-head based services and products across multiple geographic regions.

                                  THE OFFERING

    We intend to sell a number of shares of our common stock sufficient to yield at least $175 million in gross proceeds in this offering and the concurrent offerings discussed below. We expect that we will adjust the actual number of shares that we sell in this offering and the concurrent offerings based on the market price of the common stock and the demand for the shares offered at the time of the offering to attempt to reach our gross proceeds target. We reserve the right to sell more or less than $175 million of common stock. The share amounts indicated in this prospectus supplement are based on an assumed offering price of $3.125 per share, the closing price of our common stock on April 15, 1999.

    We are offering to the public 56,000,000 shares of our common stock. The underwriters have an option to purchase an additional 7,920,000 shares from us to cover over-allotments. Except as otherwise noted, information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

Number of shares outstanding before this offering:..............................  18,493,625
Number of shares offered in this offering and the concurrent offerings:.........  56,000,000
Number of shares outstanding after this offering and the concurrent offerings:.....................................................................  74,493,625

    Before the offering, approximately 12.4 million shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities.

    If the underwriters are unsuccessful in raising gross proceeds of $175 million, all or a portion of the shortfall will be provided from the proceeds of the concurrent offerings described below. See "Underwriting."

                            THE CONCURRENT OFFERINGS

PNC STANDBY COMMITMENT

    THE COMMITMENT. An affiliate of PNC Bank, the principal lender under our senior credit facility, has entered into a standby commitment agreement with us to purchase up to $50 million of our common stock if the gross proceeds from this offering and from a purchase commitment we have received from three additional investors equal, in the aggregate, at least $100 million. The PNC affiliate's obligation to purchase up to $50 million of our common stock will be reduced by an amount and to the extent that the gross proceeds from this offering and from the offering to other investors, in the aggregate, exceed $125 million, but the PNC affiliate will have the option to purchase additional common stock to increase its total investment under its agreement with us to the full $50 million. As a result, if the gross proceeds from this offering equal $175 million, the PNC affiliate will not be obligated to purchase any of our common stock. We are not obligated to sell stock to the PNC affiliate to the extent gross proceeds in this offering exceed $200 million, including the over-allotment option and the concurrent offerings. The PNC affiliate's option to purchase shares, if the full amount of the purchase commitment is not required, will terminate simultaneously with the consummation of this offering. We also intend to issue warrants to a PNC affiliate as described below. The PNC affiliate already holds 200,000 shares of our common stock.

    ISSUANCE OF NON-VOTING COMMON STOCK. A portion of the common stock purchased by the PNC affiliate may be in shares of a new, non-voting series of our common stock to the extent required under applicable regulatory constraints. To comply with such regulatory constraints, we have agreed with the PNC affiliate that it and its affiliates will own not more than 4.9999% of our issued and outstanding voting common stock and not more than 24.9999% of our total equity at any time. Upon transfer by the PNC affiliate, the non-voting common stock will convert into our voting common stock. Other than as described under "Non-Voting Common Stock," the non-voting common stock will have the same rights and preferences as the common stock.

    The common stock that the PNC affiliate will purchase is part of the financing described in this prospectus supplement, but is being sold to the PNC affiliate directly by us rather than through the underwriters in this offering, and such common stock is not covered by this prospectus supplement.

    PURCHASE PRICE AND FEES. The per share price for the shares of common stock purchased by the PNC affiliate will be subject to a sliding-scale discount of one percent to five percent from the price to investors in this offering, based on the market value of the total number of shares of our common stock the PNC affiliate purchases. We have also agreed to reimburse the PNC affiliate for reasonable expenses in connection with the PNC affiliate's standby commitment, not to exceed $50,000 in the aggregate. Another PNC affiliate will receive a fee equal to $2.5 million for financial advisory services provided to us by that PNC affiliate, provided that the gross proceeds from this offering and the offering to the three investors described below are at least $100 million. We have the option of paying that fee in cash or common stock (at the discounted price per share being paid by the underwriters in this offering), or some combination thereof, subject to regulatory constraints applicable to the PNC affiliate. Although we intend to pay the fee in common stock, we cannot make any assurances that we will do so. In addition, we may be foreclosed from issuing common stock to the PNC affiliate if the issuance would cause the PNC affiliate to exceed regulatory limits. The financial advisory services fee also includes warrants to purchase 750,000 shares of our common stock at an exercise price equal to the public offering price of the common stock being sold hereunder; however, such warrants are issuable to the PNC affiliate only if the gross proceeds from this offering are at least equal to $125 million.

    LISTING. The non-voting common stock that the PNC affiliate purchases will not be listed for trading on any stock exchange, but the common stock into which the non-voting common stock is converted upon transfer will be listed on the New York Stock Exchange.

    REGISTRATION RIGHTS. We have agreed to enter into a registration rights agreement with PNC affiliates that requires us to register for resale under the Securities Act the common stock the PNC affiliate is purchasing pursuant to its purchase commitment, the common stock issued upon exercise of the warrants the PNC affiliate will receive as a financial advisory fee and the 200,000 shares of our common stock it currently owns. However, the PNC affiliate has informed the underwriters that it will agree not sell any of our common stock for 180 days from the date of this offering unless the lead underwriter consents or the PNC affiliate is required to do so under applicable law.

COMMITMENT BY OTHER INVESTORS

    We have entered into a written agreement with three investors who have agreed to purchase an aggregate of $10 million of our common stock at a per share purchase price equal to the purchase price being paid by the underwriters in this offering. These investors' obligations to purchase is contingent upon the sale in this offering of at least $90 million of our common stock. The common stock these investors will purchase is part of the financing described in this prospectus supplement, but is being sold to these investors directly by us rather than through the underwriters in this offering, and such common stock is not covered by this prospectus supplement.

USE OF PROCEEDS

    We intend to use the net proceeds from this offering and the concurrent offerings to other investors to repay amounts due under the term loans under our senior credit facility and to provide working capital. We do not intend to use any proceeds from the offerings to repay loans under our revolving credit facility, and currently do not intend to make repayments under the revolving credit facility until we have substantially improved our operating results and financial position.

                              RECENT DEVELOPMENTS

RENEGOTIATION OF FINANCIAL COVENANTS

    Over the past year, the well service industry has experienced a downturn caused by historically low oil and gas prices. In light of market conditions, in December 1998 we renegotiated certain financial covenants in our senior credit facility to levels designed to allow us to remain in compliance for the remainder of 1999 based on market conditions in December 1998. Because of continuing deteriorating conditions in the well service industry in the first quarter of 1999, the financial covenants were renegotiated again in April 1999 to provide us additional financial flexibility. We believe that our renegotiated financial covenants will allow us to remain in compliance for at least 18 months. We believe that the proceeds from this offering and the concurrent offerings, together with cash from operations, will enable us to pay operating expenses, scheduled debt service and anticipated capital needs for at least 18 months. However, if depressed conditions in the well service industry continue beyond anticipated levels, we may not be able to remain in compliance.

    We cannot assure you that our business will generate sufficient cash flow from operations to service our outstanding debt, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

THIRD QUARTER RESULTS

    Based on preliminary interim financial data, we estimate revenues for the quarter ended March 31, 1999 will be approximately $105 million, compared to $143.6 million in the previous quarter, a decrease of 27%. We estimate our net loss for the quarter will be between $1.05 and $1.10 per diluted share, excluding nonrecurring pretax charges of approximately $19 million to $20 million consisting primarily of a write-off of bridge financing fees, unusual bad debt losses, office lease accruals and employee terminations, which we do not expect to recur in the fiscal fourth quarter. Based on these assumptions, our estimated EBITDA for the fiscal quarter ended March 31, 1999 will be in a range of $10 million to $11 million, excluding approximately $13 million to $15 million of similar non-recurring pretax charges.

                                  RISK FACTORS

RECENT OPERATING LOSSES

    We have experienced a significant decrease in the demand for our services during the last two quarters that has resulted in operating losses as described above under "Recent Developments." We believe that the proceeds of this offering and the concurrent offerings will permit us to reduce indebtedness and provide us with a cash reserve which, together with cash from operations, will permit us to maintain operations for the balance of 1999 and through 2000. However, there must be a significant improvement in the demand for our services for us to be able to generate cash from operations sufficient to service our indebtedness or to return to profitability. No assurance can be given when or if there will be any such improvement in demand for our services.

POTENTIAL CONFLICT BETWEEN DEBT AND EQUITY HOLDERS--THE INTERESTS OF INVESTORS IN THIS OFFERING
MAY BE CONTRARY TO THE INTERESTS OF HOLDERS OF OUR DEBT.

    Certain decisions concerning our operations or financial structure may present conflicts between the owners of our capital stock and the holders of our debt. For example, if we encounter financial difficulties, or are unable to pay our debts as they mature, the interests of our equity owners might conflict with those of the holders of our debt. In addition, restrictions imposed on us by our lenders may inhibit our ability to pursue acquisitions, divestitures, financings or other transactions that could enhance your equity investment.

SHARES ELIGIBLE FOR FUTURE SALE--THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY
AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE
PERCEPTION THAT SUCH SALES COULD OCCUR.

    As of April 14, 1999, we had 18,493,625 shares of common stock outstanding. Approximately 12.4 million additional shares of common stock were issuable upon the exercise of outstanding options, warrants and convertible securities. We expect to issue approximately $175 million of our common stock in this offering and the concurrent offerings, and we will issue warrants to purchase 750,000 shares of our common stock to a PNC affiliate if the gross proceeds from this offering are at least $125 million. In addition, this offering is anticipated to trigger anti-dilution provisions in certain of our outstanding warrants, resulting in approximately 1,387,540 additional shares of our common stock being issuable upon exercise of such warrants. All of these shares will be registered under the Securities Act or are subject to registration rights agreements. The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

TRADING HISTORY--OUR PRIOR TRADING HISTORY MAY NOT BE INDICATIVE OF THE TRADING VOLUME AND
MARKET PRICE AFTER THE OFFERINGS.

    This offering and our concurrent offerings of up to $60 million of our common stock will result in an approximate 400% increase in the number of shares of our common stock that will be issued and outstanding. The historical volume of trading and historical trading price of our common stock has been based on a substantially lower number of outstanding shares of our common stock than will be outstanding after this offering and the concurrent offerings. Therefore, our prior trading volume and prior market price may not be indicative of the trading volume and market price after this offering.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    Our unaudited pro forma combined statements of operations have been prepared to give effect to the Dawson acquisition and related transactions, our January 1999 offering of senior subordinated notes and warrants ("the Units") and the application of the net proceeds therefrom, and this offering and the concurrent offerings and the application of proceeds therefrom as if they had taken place on July 1, 1997. Our unaudited pro forma combined balance sheet has been prepared to give effect to the Units offering and the application of the net proceeds therefrom and to this offering and the concurrent offerings and the application of proceeds therefrom as if they had taken place on December 31, 1998. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined financial statements because of, among other factors, changes in product and service prices, future oil and gas production declines and future acquisitions.

    The unaudited pro forma adjustments are based upon preliminary estimates, and we do not believe that the actual adjustments will differ significantly from these preliminary estimates. Actual adjustments will be based on appraisals and other analyses of fair values. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus supplement.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                                                       PRO FORMA                  OFFERING     PRO FORMA
                                                           COMPANY    ADJUSTMENTS    PRO FORMA   ADJUSTMENTS   COMBINED
                                                          ---------  -------------  -----------  -----------  -----------
ASSETS

Current Assets:
  Cash..................................................  $   8,181    $  (4,294)(1)  $   3,887   $  40,837(3)  $  44,724
  Accounts receivable, net..............................    115,881                    115,881                   115,881
  Inventories...........................................     13,576                     13,576                    13,576
  Deferred tax asset....................................      1,203                      1,203                     1,203
  Prepaid income taxes..................................        540                        540                       540
  Prepaid expenses and other current assets.............      6,001                      6,001                     6,001
                                                          ---------                 -----------               -----------
Total Current Assets....................................    145,382                    141,088                   181,925

Property and Equipment
  Oilfield services equipment...........................    634,114                    634,114                   634,114
  Oil and gas well drilling equipment...................     84,873                     84,873                    84,873
  Motor vehicles........................................     53,819                     53,819                    53,819
  Oil and gas properties and other related equipment,
    successful efforts method...........................     43,160                     43,160                    43,160
  Furniture and equipment...............................      5,950                      5,950                     5,950
  Buildings and land....................................     34,717                     34,717                    34,717
                                                          ---------                 -----------               -----------
                                                            856,633                    856,633                   856,633
Accumulated depreciation and depletion..................    (71,506)                   (71,506)                  (71,506)
                                                          ---------                 -----------               -----------
Net Property and Equipment..............................    785,127                    785,127                   785,127

Goodwill, net...........................................    208,811                    208,811                   208,811
Other assets............................................     36,210        5,700(1)     35,621                    35,621
                                                                          (6,289)(2)
                                                          ---------                 -----------               -----------
      Total Assets......................................  $1,175,530                 $1,170,647                $1,211,484
                                                          ---------                 -----------               -----------
                                                          ---------                 -----------               -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable......................................  $  20,831                  $  20,831                 $  20,831
  Other accrued liabilities.............................     25,175                     25,175                    25,175
  Accrued interest......................................      4,150                      4,150                     4,150
  Current portion of long-term debt.....................      9,511                      9,511       (6,000)(3)      3,511
                                                          ---------                 -----------               -----------
Total Current Liabilities...............................     59,667                     59,667                    53,667

Long-term debt less current portion.....................    839,870       (6,028)(1)    833,842    (118,913)(3)    714,929
Non-current accrued expense.............................      4,527                      4,527                     4,527
Deferred tax liability..................................    126,844       (2,214)(2)    124,630                  124,630
Stockholders' equity:
  Common stock..........................................      1,871                      1,871        5,680(3)      7,551
  Additional paid-in capital............................    119,300        7,434(1)    126,734      160,070(3)    286,804
  Treasury stock........................................     (9,682)                    (9,682)                   (9,682)
  Retained earnings.....................................     33,133       (4,075)(2)     29,058                   29,058
                                                          ---------                 -----------               -----------
Total Stockholders' Equity..............................    144,622                    147,981                   313,731
                                                          ---------                 -----------               -----------
      Total Liabilities and Stockholders' Equity........  $1,175,530                 $1,170,647                $1,211,484
                                                          ---------                 -----------               -----------
                                                          ---------                 -----------               -----------

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       TWELVE MONTHS ENDED JUNE 30, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     PRO
                                                                         PRO                        FORMA
                                                         DAWSON         FORMA                     COMBINED
                                                           PRO        COMBINED        UNITS         AFTER
                                                          FORMA         WITH        OFFERING        UNITS      OFFERING
                                COMPANY     DAWSON     ADJUSTMENTS     DAWSON      ADJUSTMENTS    OFFERING    ADJUSTMENTS
                              -----------  ---------  -------------  -----------  -------------  -----------  -----------
Revenue:
  Oilfield services.........   $ 374,845   $ 223,228                  $ 598,073                   $ 598,073
  Oil and gas well
    drilling................      35,095      --                         35,095                      35,095
  Oil and gas...............       7,030      --                          7,030                       7,030
  Other, net................       3,076       2,304                      5,380                       5,380
                              -----------  ---------                 -----------                 -----------
                                 420,046     225,532                    645,578                     645,578

Cost and Expenses:
  Oilfield services.........     259,495     156,684                    416,179                     416,179
  Oil and gas well
    drilling................      26,473      --                         26,473                      26,473
  Oil and gas...............       2,983      --                          2,983                       2,983
  Depreciation, depletion
    and amortization........      31,001      21,802    $  (2,057)(4)     50,746                     50,746
  General and
    administrative..........      39,813      22,342                     62,155                      62,155
  Interest..................      21,476      13,838       31,841(5)     67,155     $   3,484(6)     70,639    $ (10,543)(7)
                              -----------  ---------                 -----------                 -----------
                                 381,241     214,666                    625,691                     629,175

Pretax income...............      38,805      10,866                     19,887                      16,403
Income tax expense..........      14,630       3,977       (9,984)(8)      8,623       (1,219)(8)      7,404       3,689(8)
                              -----------  ---------                 -----------                 -----------
Net income..................   $  24,175   $   6,889                  $  11,264                   $   8,999
                              -----------  ---------                 -----------                 -----------
                              -----------  ---------                 -----------                 -----------
Earnings per share:
  Net income................   $    1.41                              $    0.66                   $    0.52
  Basic weighted average
    shares outstanding......      17,153                                 17,153                      17,153


                                  PRO
                                 FORMA
                               COMBINED
                              -----------
Revenue:
  Oilfield services.........   $ 598,073
  Oil and gas well
    drilling................      35,095
  Oil and gas...............       7,030
  Other, net................       5,380
                              -----------
                                 645,578
Cost and Expenses:
  Oilfield services.........     416,179
  Oil and gas well
    drilling................      26,473
  Oil and gas...............       2,983
  Depreciation, depletion
    and amortization........      50,746
  General and
    administrative..........      62,155
  Interest..................      60,096
                              -----------
                                 618,632
Pretax income...............      26,946
Income tax expense..........      11,093
                              -----------
Net income..................   $  15,853
                              -----------
                              -----------
Earnings per share:
  Net income................   $    0.21
  Basic weighted average
    shares outstanding......      73,953

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED DECEMBER 31, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         DAWSON       PRO FORMA                   PRO FORMA
                                                           PRO        COMBINED        UNITS       COMBINED
                                                          FORMA         WITH        OFFERING     AFTER UNITS    OFFERING
                              COMPANY      DAWSON      ADJUSTMENTS     DAWSON      ADJUSTMENTS    OFFERING     ADJUSTMENTS
                            -----------  -----------  -------------  -----------  -------------  -----------  -------------
Revenue:
  Oilfield services.......   $ 222,939    $  36,444                   $ 259,383                   $ 259,383
  Oil and gas well
    drilling..............      32,150           --                      32,150                      32,150
  Oil and gas.............       3,607           --                       3,607                       3,607
  Other, net..............         537          (89)                        448                         448
                            -----------  -----------                 -----------                 -----------
                               259,233       36,355                     295,588                     295,588

Cost and Expenses:
  Oilfield services.......     158,267       27,046                     185,313                     185,313
  Oil and gas well
    drilling..............      26,019           --                      26,019                      26,019
  Oil and gas.............       1,638           --                       1,638                       1,638
  Depreciation, depletion
    and amortization......      25,130        5,443     $  (1,365)(4)     29,208                     29,208
  General and
    administrative........      25,776        5,778                   $  31,554                      31,554
  Corporate
    Restructuring.........       6,699           --                       6,699                       6,699
  Interest................      27,327        2,914         3,336(5)     33,577     $   1,763(6)     35,340     $  (5,272)(7)
                            -----------  -----------                 -----------                 -----------  -------------
                               270,856       41,181                     314,008                     315,771

Pretax (loss).............     (11,623)      (4,826)                    (18,420)                    (20,183)
Income tax benefit........      (3,663)        (583)        1,200(8)     (5,446)         (617)(8)     (6,063)       1,845(8)
                            -----------  -----------                 -----------                 -----------
Net loss..................   $  (7,960)   $  (4,243)                  $ (12,974)                  $ (14,120)
                            -----------  -----------                 -----------                 -----------
                            -----------  -----------                 -----------                 -----------
Earnings per share:
  Net loss................   $   (0.44)                               $   (0.71)                  $   (0.77)
  Basic weighted average
    shares outstanding....      18,283                                   18,283                      18,283


                                PRO
                               FORMA
                             COMBINED
                            -----------
Revenue:
  Oilfield services.......   $ 259,383
  Oil and gas well
    drilling..............      32,150
  Oil and gas.............       3,607
  Other, net..............         448
                            -----------
                               295,588
Cost and Expenses:
  Oilfield services.......     185,313
  Oil and gas well
    drilling..............      26,019
  Oil and gas.............       1,638
  Depreciation, depletion
    and amortization......      29,208
  General and
    administrative........      31,554
  Corporate
    Restructuring.........       6,699
  Interest................      30,068
                            -----------
                               310,499
Pretax (loss).............     (14,911)
Income tax benefit........      (4,218)
                            -----------
Net loss..................   $ (10,693)
                            -----------
                            -----------
Earnings per share:
  Net loss................   $   (0.14)
  Basic weighted average
    shares outstanding....      75,083

  See accompanying notes to unaudited pro forma combined financial statements.

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    Key--Represents our consolidated balance sheet as of December 31, 1998 and our consolidated statements of operations for the twelve months ended June 30, 1998 and the six months ended December 31, 1998.

    Dawson--Represents Dawson's combined statement of operations for the twelve months ended June 30, 1998 and the operating results from July 1, 1998 through September 14, 1998.

2.  PRO FORMA ADJUSTMENTS

(1) Gives effect to the Units offering and the application of the net proceeds therefrom including debt issuance costs of approximately $7,000,000. The Units offering includes the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the Units offering. Accordingly, $7,434,000 of the proceeds of the Units offering was allocated to the value of the warrants with the remainder allocated to the notes.

(2) Gives effect to the write-off of debt issue costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

(3) Gives effect to this offering and the concurrent offerings and the application of the net proceeds therefrom.

(4) To record the estimated decrease in depreciation and amortization expense for the property, plant and equipment acquired in the Dawson acquisition, due to the differences in useful lives and salvage values we assigned compared to the estimated lives and salvage values Dawson assigned (dollars in thousands).

                                                         10%        DEPRECIABLE
                                            FMV        SALVAGE         BASIS          LIFE        QUARTERLY      ANNUAL
                                         ----------  -----------  ---------------     -----     -------------  -----------
DEPRECIATION:
  Well Service Rigs-core...............  $  139,500   $  13,950     $   125,550            25     $   1,037     $   5,022
  Well Service Rigs-components.........      15,500       1,550          13,950            10           288         1,395
  Well Service Equipment...............      31,000       3,100          27,900            10           576         2,790
  Motor Vehicles.......................      24,000       2,400          21,600             5           892         4,320
  Furniture and Fixtures...............       2,000         200           1,800             5            74           360
  Buildings............................       5,000         500           4,500            30            32           150
                                                                                                -------------
                                                      Total new depreciation.................         2,899        14,037
                                                      Recorded depreciation..................         4,629        19,081
                                                                                                -------------  -----------
                                                      Pro forma adjustment...................     $  (1,730)    $  (5,044)
                                                                                                -------------  -----------
                                                                                                -------------  -----------
AMORTIZATION:
  Dawson Goodwill......................         N/A         N/A          80,395            25     $     664     $   3,216
  Dawson Goodwill-Deductible...........                                  42,351            20           437         2,117
  Non-competes w/Dawson executives.....         N/A         N/A           1,125             3            78           375
                                                                                                -------------  -----------

    Totals                                            Total new amortization.................         1,179         5,708
                                                      Recorded amortization..................           814         2,721
                                                                                                -------------  -----------
                                                      Pro forma amortization.................     $     365     $   2,987
                                                                                                -------------  -----------
                                                                                                -------------  -----------
                                                      Total pro forma adjustment.............     $  (1,365)    $  (2,057)
                                                                                                -------------  -----------
                                                                                                -------------  -----------

                   KEY ENERGY SERVICES, INC. AND SUBSIDIARIES
                       (FORMERLY KEY ENERGY GROUP, INC.)

     NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (CONTINUED)

(5) To record incremental interest on the borrowings to finance the Dawson acquisition. The following table reflects the calculation of the pro forma adjustment (dollars in thousands):

                                                                                                           SIX
                                                                                             YEAR        MONTHS
                                                                                             ENDED        ENDED
                                                                                           JUNE 30,   DECEMBER 31,
                                                                                             1998         1998
                                                                                           ---------  -------------
Incremental interest expense due to increased indebtedness incurred in connection with the Dawson acquisition ($229,361 of incremental debt to purchase Dawson capital stock,
  including fees and expenses, times a weighted average interest rate of 9.38%)..........  $  22,887    $   1,098
Incremental interest expense due to the higher interest rate and higher principal amount under the new credit facility compared to the average for the previous credit facility
  ($150,000 times 8.44% plus $22,000 times 8.94% less historical credit facility interest
  expense)...............................................................................      5,069        1,267
Incremental interest expense due to the refinancing of indebtedness in connection with the Dawson acquisition ($19,425 of incremental debt issuance costs divided by five
  years).................................................................................      3,885          971
                                                                                           ---------       ------
                                                                                           $  31,841    $   3,336
                                                                                           ---------       ------
                                                                                           ---------       ------

(6) To adjust interest expense for incremental effect of notes sold in the Units offering, the proceeds being used to retire the remaining $148.6 million principal amount under the bridge credit facility.

(7) To adjust interest expense for partial repayment of the credit facility with $125 million of the net proceeds of the Units offering.

(8) To restate combined income tax expense, adjusting for certain permanent book/tax differences, at our statutory tax rate of 35% adjusted for non-deductible amounts, primarily amortization of goodwill.

                            SELECTED FINANCIAL DATA

    The following summary historical financial information for the fiscal years ended June 30, 1996, 1997 and 1998 has been derived from our audited consolidated financial statements incorporated herein by reference. The following summary historical financial information for the six months ended December 31, 1997 and 1998 and as of December 31, 1998 has been derived from our unaudited financial statements incorporated herein by reference. The unaudited pro forma combined financial information for the fiscal year ended June 30, 1998 and the six months ended December 31, 1998 gives effect to (i) the acquisition of Dawson Production Services, Inc. and related transactions; (ii) the offering on January 19, 1999 of 150,000 Units consisting of $150,000,000 principal amount of our 14% Senior Notes due 2009 and 150,000 warrants to purchase 2,032,565 shares of our common stock, and the application of the net proceeds therefrom; and (iii) this offering and the concurrent offerings, and the application of the net proceeds therefrom as if they had occurred on July 1, 1997 for the statement of operations data. The pro forma combined balance sheet data is presented as if the Units offering and the offering and sale of the common stock had occurred on December 31, 1998. The unaudited pro forma combined financial information is not necessarily indicative of the financial results for the periods presented. In addition, future results may vary significantly from the results reflected in our unaudited pro forma combined financial statements because of, among other factors, changes in products and service prices, future oil and gas production declines and future acquisitions. This information should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated herein by reference, and the unaudited pro forma combined financial statements and the notes thereto included elsewhere herein.

                                                                                                               PRO FORMA
                                                                                                               COMBINED
                                                                     PRO FORMA          SIX MONTHS ENDED      SIX MONTHS
                                    YEAR ENDED JUNE 30,               COMBINED            DECEMBER 31,           ENDED
                             ----------------------------------   YEAR ENDED JUNE    ----------------------  DECEMBER 31,
                                1996        1997        1998      30, 1998 (1)(4)       1997        1998       1998 (1)
                             ----------  ----------  ----------  ------------------  ----------  ----------  -------------
                                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues.................  $   65,857  $  162,425  $  420,046      $  645,578      $  185,072  $  259,233   $   295,588
  Costs and expenses.......      60,282     147,750     381,241         618,632         166,707     270,856       310,499
  Interest expense.........       2,477       7,879      21,476          60,096           9,008      27,327        30,068
  Pretax income (loss).....       5,474      14,671      38,805          26,946          18,365     (11,623)      (14,911)
  Net income (loss)........       3,586       9,098      24,175      $   15,853          11,456      (7,960)      (10,693)
  Earnings per share--
    basic..................        0.46        0.81        1.41            0.21            0.71       (0.44)        (0.14)
OTHER FINANCIAL DATA:
  EBITDA (2)                 $   12,753  $   33,630  $   91,282      $  137,788(3)       39,882      40,834   $    44,365(3)
  Capital expenditures.....       7,665      24,755      59,266             N/A          24,600      19,353           N/A
  Depreciation, depletion
    and amortization.......       4,701      11,076      31,001          50,746          12,509      25,130        29,208
EQUIPMENT SUMMARY (END OF
PERIOD):
  Well service rigs........         332         523         803           1,330             N/A       1,421           N/A
  Drilling rigs............           6           9          70              70             N/A          74           N/A
  Oilfield trucks..........         222         437         733             933             N/A       1,121           N/A

                                                                                            DECEMBER 31, 1998
                                                                                        --------------------------
                                                                                                       PRO FORMA
                                                                                           ACTUAL       COMBINED
                                                                                        ------------  ------------
BALANCE SHEET DATA:
Property and equipment, net...........................................................  $    785,127  $    785,127
Total assets..........................................................................     1,175,530     1,211,484
Long-term debt, less current maturities...............................................       839,870       714,929(4)
Stockholders' equity..................................................................       144,622       313,731(5)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) See notes to Unaudited Pro Forma Combined Financial Statements.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with GAAP, we believe that EBITDA is accepted as a generally recognized measure of performance in our industry. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity which is calculated in accordance with GAAP.

(3) Pro Forma EBITDA includes only the impact of the Dawson acquisition. It does not include the full EBITDA impact of other acquisitions completed since July 1, 1997. The pro forma adjustments contained in the following table are based on historical and estimated historical financial results for other acquisitions had they been completed on July 1, 1997. Adjusted pro forma EBITDA is not necessarily indicative of the results that would have accrued had the acquisition occurred on July 1, 1997, nor is it necessarily indicative of future results. None of the adjustments reflect the impact of cost savings realized from such acquisitions or additional cost savings estimated to be realized from the consolidation of Dawson and the recently announced company wide restructuring plan.

                                                                         ADJUSTMENTS TO
                                                                        PRO FORMA EBITDA
                                                                  ----------------------------
                                                                                 SIX MONTHS
                                                                  YEAR ENDED        ENDED
                                                                   JUNE 30,     DECEMBER 31,
                                                                     1998           1998
                                                                  -----------  ---------------
                                                                         (IN THOUSANDS)
Pro forma EBITDA................................................   $ 137,788      $  44,365
Adjustments:
  Unaudited historical EBITDA of other acquisitions (i).........      28,236            284
  Estimated EBITDA based on unaudited historical EBITDA of other
    acquisitions (ii)...........................................       5,723          5,990
                                                                  -----------       -------
    Sub-total adjustments.......................................      33,959          6,274
                                                                  -----------       -------
Adjusted pro forma EBITDA.......................................   $ 171,747      $  50,639
                                                                  -----------       -------
                                                                  -----------       -------

                                                                    ADJUSTMENTS TO PRO FORMA
                                                                     CASH INTEREST EXPENSE
                                                                  ----------------------------
                                                                                 SIX MONTHS
                                                                  YEAR ENDED        ENDED
                                                                   JUNE 30,     DECEMBER 31,
                                                                     1998           1998
                                                                  -----------  ---------------
                                                                         (IN THOUSANDS)
Adjusted pro forma cash interest expense (iii)..................   $  63,387      $  31,693
                                                                  -----------       -------
                                                                  -----------       -------

    (i) Historical EBITDA based on unaudited financial statements of acquired businesses before the acquisition, which may or may not have been prepared in accordance with GAAP.

    (ii) Estimated historical EBITDA calculated by extending the impact of unaudited historical EBITDA from the date of the latest statements of operations for the acquired businesses to the date of acquisition.

    (iii) Calculated by multiplying pro forma indebtedness, incurred in connection with all acquisitions and the Units offering, by the applicable interest rate for each layer of indebtedness (weighted average of 8.71%).

(4) Gives effect to the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the Units offering. Accordingly, $7,434,000 of the proceeds of the Units offering were allocated to the value of the warrants with the remainder allocated to the notes. Consequently, the notes are recorded at a discount.

(5) Gives effect to the write-off of debt issuance costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

                                USE OF PROCEEDS

    Our net proceeds from the sale of our common stock in this offering and the concurrent offerings are estimated to be approximately $166 million. We intend to use approximately $125 million of such net proceeds to repay a pro rata portion of each of the Tranche A term loan and Tranche B term loan under our senior credit facility. The Tranche B loan holders have the right to refuse prepayments. We expect PNC Bank will exercise its right to refuse prepayments under the Tranche B loan. To the extent any Tranche B term loan prepayments are refused, we will pay down the Tranche A term loan. The Tranche A term loan currently bears interest at the annual rate of LIBOR plus 3.75% and matures on September 14, 2003. The Tranche B term loan currently bears interest at the annual rate of LIBOR plus 4.0% and matures on June 14, 2004. We do not intend to pay down the revolver under the senior credit facility until we have substantially improved our operating results and financial position.

    The remaining $41 million of estimated net proceeds will be used for general corporate purposes, which may include working capital, payment of operating expenses, capital expenditures, acquisitions and redemptions of securities.

    We believe that the cash provided by this offering and the concurrent offerings, together with anticipated cash flow from operations, will enable us to meet our scheduled debt service requirements for at least the next two years.

                                 CAPITALIZATION

    This table sets forth: (i) our total capitalization as of December 31, 1998;
(ii) our pro forma capitalization as of December 31, 1998 giving effect to the offering and sale of $150 million of Units consisting of $150 million of our 14% senior subordinated notes due 2009 and 150,000 warrants to purchase 2,032,565 shares of our common stock and the application of the net proceeds therefrom; and (iii) our pro forma combined capitalization giving effect to this offering and the concurrent offerings and the application of the net proceeds therefrom.

                                                                                       DECEMBER 31, 1998
                                                                             -------------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL     PRO FORMA     COMBINED
                                                                             ----------  -----------  ------------

                                                                                    (DOLLARS IN THOUSANDS)
Current maturities of long-term debt and capital leases....................  $    9,511   $   9,511   $      3,511(3)
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------
Long-term debt, less current maturities:
  Senior credit facility--Revolver.........................................  $  110,000   $ 110,000   $    110,000
  Senior credit facility--Tranche A term loan..............................     144,000     144,000         52,746(3)
  Senior credit facility--Tranche B term loan..............................     199,500     199,500        171,841(3)
  9 3/8% Senior notes......................................................       1,406       1,406          1,406
  Interim credit facility..................................................     148,594          --             --
  14% Senior subordinated notes............................................          --     142,566(1)      142,566
  7% Convertible subordinated debentures...................................       4,600       4,600          4,600
  5% Convertible subordinated notes........................................     216,000     216,000        216,000
  Other long-term debt and capital leases..................................      15,770      15,770         15,770
                                                                             ----------  -----------  ------------
  Total long-term debt, less current maturities............................     839,870     833,842        714,929
                                                                             ----------  -----------  ------------
Total debt.................................................................  $  849,381   $ 843,353   $    718,440
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------
Stockholders' equity:
  Common stock, $.10 par value, 100,000,000 shares authorized, 18,709,735 shares outstanding; 18,709,735 shares outstanding pro forma, 75,509,735
    shares outstanding pro forma combined..................................  $    1,871   $   1,871   $      7,551
  Additional paid-in capital...............................................     119,300     126,734        286,804
  Treasury stock...........................................................      (9,682)     (9,682)        (9,682)
  Retained earnings........................................................      33,133      29,058(2)       29,058
                                                                             ----------  -----------  ------------
      Total stockholders' equity...........................................     144,622     147,981        313,731
                                                                             ----------  -----------  ------------
Total capitalization.......................................................  $  994,003   $ 991,334   $  1,032,171
                                                                             ----------  -----------  ------------
                                                                             ----------  -----------  ------------

------------------------

(1) Gives effect to the issuance of 150,000 warrants to purchase an aggregate of 2,032,565 shares of common stock in connection with the Units offering. Accordingly, $7,434,000 of the proceeds of the Units offering were allocated to the value of the warrants with the remainder allocated to the notes. Consequently, the notes are recorded at a discount.

(2) Gives effect to the write-off of debt issuance costs incurred in connection with the bridge credit facility we entered into in connection with the Dawson acquisition.

(3) Assumes that the net proceeds of this offering to be allocated to PNC Bank's portion of the Tranche B term loan will be applied to the Tranche A term loan and that the holders of the Tranche B term loan other than PNC Bank will not refuse the proceeds allocable to their portions of the Tranche B term loans. To the extent any further proceeds allocable to the Tranche B term loan are refused, such proceeds will be allocated to the Tranche A term loans.

                            NON-VOTING COMMON STOCK

    LISTING. Our non-voting common stock will not be listed on any exchange, but the common stock into which the non-voting stock will be converted will be listed on the New York Stock Exchange.

    DIVIDENDS. The non-voting common stockholders will receive dividends when and if dividends are received by the voting common stockholders. Dividends may be paid in cash, stock or another form. However, certain of our existing debt agreements contain covenants that currently restrict us from paying dividends. Additionally, in certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders.

    CONVERSION. Subject to certain limitations, the non-voting common stock will automatically convert into our voting common stock upon transfer by the PNC affiliate. The PNC affiliate has agreed that it will not transfer any non-voting common stock unless the transfer will result in the conversion of the non-voting common stock into voting common stock.

    FULLY PAID. Any non-voting common stock we issue will be fully paid and non-assessable.

    VOTING RIGHTS. Non-voting common stockholders are not entitled to any voting rights except certain voting rights permitted under applicable law, such as voting as a class on matters affecting the rights, preferences and obligations relating to the non-voting common stock; voting together with other classes of common stock on the consolidation, merger or sale of substantially all of our assets; or our liquidation or dissolution.

    OTHER RIGHTS. Except with respect to voting rights, the non-voting common stock will have the same rights as the voting common stock. We will notify the non-voting common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, non-voting common stockholders will share on a pro-rata basis with all other common stockholders in the assets remaining after we pay our creditors and preferred stockholders.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite their names below.

UNDERWRITER                                                                            NUMBER OF SHARES
-------------------------------------------------------------------------------------  -----------------
Friedman, Billings, Ramsey & Co., Inc. ..............................................
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated......................
                                                                                             --------
    Total............................................................................
                                                                                             --------
                                                                                             --------

    Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all the common stock offered hereby if any is purchased. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

    The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such offering price less a
concession not to exceed $      per share. The underwriters may allow, and such
dealers may reallow, a concession not to exceed $      per share to certain
other dealers. After the common stock is released for sale to the public, the underwriters may change the offering price and other selling terms.

    We have granted to the underwriters an option exercisable during a 30-day period after the date hereof to purchase, at the initial offering price less underwriting discounts and commissions, up to an additional 7,920,000 shares of common stock for the sole purpose of covering over-allotments, if any. To the extent that the underwriters exercise the option, each underwriter will be committed, subject to certain conditions, to purchase that number of additional shares of common stock that is proportionate to such underwriter's initial commitment.

    Our net proceeds from the sale of our common stock in this offering and the concurrent offerings are estimated to be approximately $166 million. If the entire over-allotment option is fully exercised, the total public offering price would be $199.8 million, underwriting fees would be $19.5 million and our net proceeds would be $189.8 million.

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering creating a syndicate short position. In addition, the underwriters may bid for and purchase common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    The underwriters have informed us that they do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

    An affiliate of PNC Bank, the principal lender on our senior credit facility, owns 4.97% of the common stock of Friedman, Billings, Ramsey Group, Inc., the parent company of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter in this public offering. PNC Bank and Friedman, Billings, Ramsey Group, Inc. have formed a strategic alliance and have agreed to work together on an arms-length basis to refer potential business to each other.

    Our directors and executive officers have agreed that they will not, directly or indirectly offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any of our common stock, or any securities convertible or exercisable or exchangeable for any of our common stock, for a period of 180 days from the effective date of this offering. The PNC affiliate is subject to similar restrictions on the transfer of common stock it receives in connection with the PNC standby commitment. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for Key by Porter & Hedges, L.L.P., Houston, Texas, and for the underwriters by Latham & Watkins, New York, New York.

April   , 1999

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                               56,000,000 SHARES

                                  COMMON STOCK

                               ------------------

                                  PRELIMINARY
                                   PROSPECTUS
                                   SUPPLEMENT
                               ------------------

                            FRIEDMAN BILLINGS RAMSEY

                             DAIN RAUSCHER WESSELS

   A DIVISION OF DAIN RAUSCHER INCORPORATED

--------------------------------------------------------------------------------

    We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

--------------------------------------------------------------------------------